Room 4561

January 19, 2006

Mr. Griffin Jones
Treasurer, CEO, Principal Accouting
Officer, Secretary and Director
Alternet Systems, Inc.
#610-815 West Hastings Street
Vancouver, BC V6C 1B4

      Re: **Alternet Systems, Inc.**
               Form 10-KSB for the Fiscal Year Ended December 31, 2004
               Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
               Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
               Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
               File No. 000-31909

Dear Mr. Jones:

      We have reviewed your response to our letter dated July 11, 2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-QSB: For the Quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

Part I, Item 3. Controls and Procedures

1.   We note your response to our Prior Comment No. 3. and we further note that in both of the Forms 10-QSB filed by you subsequent to the date of our letter, you have omitted the information required by Items 307 and 308(c) of Regulation SB. Revise all your Forms 10-QSB for fiscal 2005 to include this information. Also, tell us if during any of the quarters in fiscal 2003 and 2004 the Company determined that they had material weaknesses or significant deficiencies in their controls and procedures. If so, (a) explain such weaknesses or deficiencies, (b) tell us the period in which they were identified, (c) revise your Forms 10-QSB for those periods to include the Item 307 and 308(c) disclosures including a discussion of the weaknesses and deficiencies and (d) revise any subsequent Forms 10-QSB to include the Item 307 and 308(c) disclosures including a discussion of the changes in the Company's internal controls that rectified the weaknesses or deficiencies previously noted.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief